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                                   13G FILING

ITEM 1.     A)   Name of Issuer:

                 Mid-State Raceway Inc

            B)   Address of Issuer's Principal Executive Offices:

                 PO Box 860
                 Vernon, NY 13476

ITEM 2.     A)   Name of Person Filing:

                 ABN AMRO Chicago Corporation

            B)   Address of Principal Business Office:

                 208 S. LaSalle Street,
                 Chicago Illinois 60604

            C)   Citizenship:

                 USA ( A New York Corporation)

            D)   Title of Class of Securities:

                 Common Stock

            E)   Cusip Number:

                 595492109

ITEM 3.     The person filing is a:

            Broker/Dealer (BD)

ITEM 4.     A)   Amount Beneficially Owned:

                 14,482 shares

            B)   Percent of Class:

                 5.79


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            C)   Number of shares as to which such person has voting power and or power to dispose or to direct the disposition of:

                 N/A


ITEM 5.     Ownership of Five Percent of Less:

            N/A

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person:

            N/A

ITEM 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:

            N/A

ITEM 8.     Identification and Classification of members of the Group:

            N/A

ITEM 9.     Notice of Dissolution of Group:

            N/A

ITEM 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information



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            set forth in this statement is true, complete and correct.


            __February 17, 1998___________
            (Date)
                         /s/ John Kramer
            __John Kramer_______________
            (Signature)

            __General Counsel_________________
            (Title)